Exhibit 99.1

111, Inc. Announces Third Quarter 2023 Unaudited Financial Results

SHANGHAI, November 30, 2023 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights

•	Net revenues were RMB3.7 billion (US$502.4 million), representing an increase of 9.5% year-over-year.

•	Gross segment profit (1) was RMB 190.6 million (US$ 26.1 million), decreased by 5.6% year-over-year.

•	Total operating expenses were RMB271.0 million (US$37.2 million), compared to RMB282.7 million in the same quarter of last year. As a percentage of net revenues, total operating expenses decreased to 7.4% from 8.4% in the same quarter of last year.

•	Loss from operations was RMB80.4 million (US$11.0 million), compared to RMB80.7 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 2.2% from 2.4% in the same quarter of last year.

•	Non-GAAP loss from operations (2) was RMB54.0 million (US$7.4 million), compared to RMB48.7 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations accounted for 1.5% in the quarter, which was same as last year.

(1) Gross segment profit represents net revenues less cost of goods sold.

(2) Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “Despite the challenges in the macro-economy as well as retail pharmacy business, we have managed to deliver net revenue growth of 9.5% year-over-year, reaching RMB3.7 billion. This represents the 21st consecutive quarter of year-over-year progression for 111 since our NASDAQ IPO. Our gross segment profit was negatively impacted as we made efforts to digest the inventory of Anti-Covid related medicines, which decreased by 5.6% compared to the same period last year. Our operational loss, as a percentage of net revenues, reduced to 2.2%, compared to 2.4% in the corresponding quarter of the prior year, while Non-GAAP operational loss remained at 1.5% of net revenues which was same as third quarter of last year.”

Mr. Liu added, “Furthermore, we've made strides in improving our operational efficiency, with total operating expenses as a percentage of net revenues falling to 7.4% this quarter, down from 8.4% in the corresponding quarter of the previous year. We anticipate maintaining this positive trajectory as we expand. Concurrently, our dedication remains steadfast in providing top-tier services to our customers and patients.”

“Our recent progresses are a direct outcome of our unwavering strategic focus, particularly on digitalization. In this quarter, the 111 technology team achieved a significant milestone by securing three patents, showcasing our dedication to innovation in the healthcare sector. On August 11th, we were honored to have our case on "Leveraging Digitalization for Pharmaceutical Full-Channel Commercialization" selected for the 2023 "Supply Chain Management Services and Manufacturing Integration" category within the "4th China (Shanghai) Industrial Product Online Trading Festival.". Additionally, 111 was recognized as one of the "Top Ten Pharmaceutical Retail E-commerce Platforms in 2023" and received the prestigious "CPEO Gold Award" at the 16th China Pharmaceutical Ecology Conference - CPEO Conference. In October, we were privileged to receive the "2023 (16th) China Digital Breakthrough Practice Award" from the China Management Model 50+ Forum (C50+). With our strengthened digital capabilities and robust relationships with over 500 pharmaceutical partners, as well as operational optimization for 450,000 retail pharmacies, we remain committed to our digitization strategy. We will continue to leverage innovative tools like "Telescope" and harness the latest technological advancements to ensure ongoing growth and efficiency.

"We have a strong belief that our efforts directed towards improving margins, optimizing costs, and aligning our organization have produced concrete results. Our primary objective continues to be refining our product offerings to align with customer preferences, reducing costs through direct sourcing, and strengthening our competitive advantage through intelligent pricing strategies. Our dedication to enhancing supply chain efficiency and continuous digitization drives process improvement and fosters innovation. Leveraging our robust technological capabilities, especially with recent advancements in AI, positions us to expand further, ensure profitability, and continually increase value for our shareholders."

Third Quarter 2023 Financial Results

Net revenues were RMB3.7 billion (US$502.4 million), representing an increase of 9.5% from RMB3.3 billion in the same quarter of last year.

(In thousands RMB)	For the three months ended September 30,
	2022	2023	YoY
B2B Net Revenue
Product	3,225,201	3,556,749	10.3%
Service	23,716	20,671	-12.8%

Sub-Total	3,248,917	3,577,420	10.1%

Cost of Products Sold(3)	3,069,316	3,406,320	11.0%

Segment Profit	179,601	171,100	-4.7%
Segment Profit %	5.5%	4.8%

(In thousands RMB)	For the three months ended September 30,
	2022	2023	YoY
B2C Net Revenue
Product	90,941	82,538	-9.2%
Service	8,857	5,287	-40.3%

Sub-Total	99,798	87,825	-12.0%

Cost of Products Sold	77,417	68,301	-11.8%

Segment Profit	22,381	19,524	-12.8%
Segment Profit %	22.4%	22.2%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.7 billion (US$513.4 million), representing an increase of 9.2% from RMB3.4 billion in the same quarter of last year.

•	Cost of products sold was RMB3.5 billion (US$476.2 million), representing an increase of 10.4% from RMB3.1 billion in the same quarter of last year. The increase was primarily due to the revenue growth in B2B business, which increased by 10.3% from the same quarter last year.

•	Fulfillment expenses were RMB101.6 million (US$13.9 million), representing an increase of 1.4% from RMB100.2 million in the same quarter of last year. Fulfillment expenses accounted for 2.8% of net revenues this quarter as compared to 3.0% in the same quarter of last year.

•	Selling and marketing expenses were RMB95.5 million (US$13.1 million), representing a decrease of 11.4% from RMB107.8 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB5.1 million for the quarter and RMB10.5 million for the same quarter last year, respectively, selling and marketing expenses as a percentage of net revenues, accounted for 2.5% in the quarter as compared to 2.9% in the same quarter of last year.

•	General and administrative expenses were RMB45.8 million (US$6.3 million), representing a decrease of 0.6% from RMB46.1 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB16.8 million for the quarter and RMB17.0 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues, accounted for 0.8% in the quarter as compared to 0.9% in the same quarter of last year.

•	Technology expenses were RMB25.4 million (US$3.5 million), representing a decrease of 14.1% from RMB29.5 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB4.5 million for the quarter and RMB4.4 million for the same quarter last year, respectively, technology expenses as a percentage of net revenues, accounted for 0.6% in the quarter as compared to 0.8% in the same quarter of last year.

Loss from operations was RMB80.4 million (US$11.0 million), compared to RMB80.7 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 2.2% in the quarter from 2.4 % in the same quarter of last year.

Non-GAAP loss from operations was RMB54.0 million (US$7.4 million), compared to RMB48.7 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations accounted for 1.5% in the quarter, which was same as last year.

Net loss was RMB83.5 million (US$11.4 million), compared to RMB86.2 million in the same quarter of last year. As a percentage of net revenues, net loss decreased to 2.3% in the quarter from 2.6% in same quarter of last year.

Non-GAAP net loss (4) was RMB57.1 million (US$7.8 million), compared to RMB54.3 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss decreased to 1.56% in the quarter from 1.62% in same quarter of last year

Net loss attributable to ordinary shareholders was RMB93.3 million (US$12.8 million), compared to RMB96.8 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 2.5% in the quarter from 2.9% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB66.9 million (US$9.2 million), compared to RMB64.9 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 1.8% in the quarter from 1.9% in same quarter of last year.

(4) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the third quarter 2023, non-GAAP net loss is used as a more meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of September 30, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB876.6 million (US$120.1 million), compared to RMB922.7 million as of December 31, 2022. As of the date of this earning release, we had a total outstanding amount of RMB1.1 billion, which has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities, owed to a group of investors of 1 Pharmacy Technology pursuant to their equity investments made in 2020 as previously disclosed. As of the date of this earning release, we have received redemption requests from certain of such investors for a total redemption amount of RMB0.2 billion in accordance with the terms of their initial investments in 1 Pharmacy Technology. We are currently in the process of negotiating with these investors and other relevant stakeholders regarding the repayment and/or restructuring of such redemption obligations.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, November 30, 2023 (8:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. Third Quarter 2023 Unaudited Financial Results

Registration Link: https://s1.c-conf.com/diamondpass/10034943-yewgs3.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until December 7, 2023 on:

China: 4001 209 216

United States: +1 855 883 1031

International: +61 7 3107 6325

Conference ID: 10034943

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/jzjigam6.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2023.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
	As of	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	673,669	730,876	100,175
Restricted cash	43,122	35,342	4,844
Short-term investments	205,861	110,343	15,124
Accounts receivable, net	488,875	585,571	80,259
Notes Receivable	43,332	70,919	9,720
Inventories	1,498,900	1,481,308	203,030
Prepayments and other current assets	282,066	180,205	24,700
Total current assets	3,235,825	3,194,564	437,852
Property and equipment, net	48,497	37,916	5,197
Intangible assets, net	3,267	2,461	337
Long-term investments	2,000	2,000	274
Other non-current assets	20,348	14,434	1,978
Operating lease right-of-use asset	163,877	109,574	15,018
Total Assets	3,473,814	3,360,949	460,656

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current Liabilities:
Short-term borrowings	178,990	349,345	47,882
Accounts payable	1,764,849	1,814,722	248,728
Accrued expense and other current liabilities	781,271	816,822	111,955
Total Current liabilities	2,725,110	2,980,889	408,565
Long-term operating lease liabilities	100,469	64,816	8,884
Total Liabilities	2,825,579	3,045,705	417,449

MEZZANINE EQUITY
Redeemable non-controlling interests	1,056,939	830,784	113,867

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	31	32	5
Ordinary shares Class B	25	25	3
Treasury shares	(40,859)	(40,859)	(5,600)
Additional paid-in capital	2,977,174	3,056,226	418,891
Accumulated deficit	(3,426,556)	(3,608,883)	(494,639)
Accumulated other comprehensive income	75,586	80,197	10,992
Total shareholders' deficit	(414,599)	(513,262)	(70,348)
Non-controlling interest	5,895	(2,278)	(312)
Total Deficit	(408,704)	(515,540)	(70,660)
Total liabilities, mezzanine equity and deficit	3,473,814	3,360,949	460,656

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	3,348,715	3,665,245	502,364	9,368,451	10,839,503	1,485,677
Operating Costs and expenses:
Cost of products sold	(3,146,733)	(3,474,621)	(476,236)	(8,781,967)	(10,204,779)	(1,398,681)
Fulfillment expenses	(100,167)	(101,602)	(13,925)	(282,608)	(299,202)	(41,009)
Selling and marketing expenses	(107,799)	(95,523)	(13,093)	(323,827)	(274,880)	(37,675)
General and administrative expenses	(46,121)	(45,839)	(6,283)	(132,609)	(126,235)	(17,302)
Technology expenses	(29,540)	(25,386)	(3,479)	(102,272)	(75,243)	(10,313)
Other operating income, net	976	(2,696)	(370)	(7,742)	(2,723)	(373)
Total Operating costs and expenses	(3,429,384)	(3,745,667)	(513,386)	(9,631,025)	(10,983,062)	(1,505,353)
Loss from operations	(80,669)	(80,422)	(11,022)	(262,574)	(143,559)	(19,676)
Interest income	2,558	2,362	324	6,022	6,517	893
Interest expense	(4,297)	(5,433)	(745)	(10,666)	(14,525)	(1,991)
Foreign exchange gain (loss)	(5,102)	79	11	(9,645)	(1,095)	(150)
Other Income, net	1,270	38	5	4,870	4,552	624
Loss before income taxes	(86,240)	(83,376)	(11,427)	(271,993)	(148,110)	(20,300)
Income tax expense	-	(102)	(14)	-	(102)	(14)
Net Loss	(86,240)	(83,478)	(11,441)	(271,993)	(148,212)	(20,314)
Net Loss attributable to non-controlling interest	3,532	4,315	591	11,498	7,837	1,074
Net Loss attributable to redeemable non-controlling interest	7,052	7,253	994	23,308	12,529	1,717
Adjustment attributable to redeemable non-controlling interest	(21,190)	(21,391)	(2,932)	(65,260)	(54,481)	(7,467)
Net Loss attributable to ordinary shareholders	(96,846)	(93,301)	(12,788)	(302,447)	(182,327)	(24,990)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	1,034	1,013	139	3,810	3,936	539
Realized gains of available-for-sale debt securities	(721)	(841)	(115)	(3,184)	(3,558)	(488)
Foreign currency translation adjustments	9,385	(1,690)	(232)	18,570	4,234	580
Comprehensive loss	(87,148)	(94,819)	(12,996)	(283,251)	(177,715)	(24,359)
Loss per ADS:
Basic and diluted	(1.16)	(1.10)	(0.16)	(3.64)	(2.16)	(0.30)
Weighted average number of shares used in computation of loss per share
Basic and diluted	166,710,907	169,088,015	169,088,015	166,547,681	168,179,779	168,179,779

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by (used in) operating activities	11,815	35,208	4,825	(86,361)	(250,230)	(34,297)
Net cash provided by investing activities	100,460	5,163	708	71,025	91,913	12,598
Net cash (used in) provided by financing activities	(40,755)	110,452	15,139	917	204,230	27,992
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	7,019	2,621	359	12,983	3,514	482
Net Increase (decrease) in cash and cash equivalents, and restricted cash	78,539	153,444	21,031	(1,436)	49,427	6,775
Cash and cash equivalents, and restricted cash at the beginning of the period	680,697	612,774	83,988	760,672	716,791	98,244
Cash and cash equivalents, and restricted cash at the end of the period	759,236	766,218	105,019	759,236	766,218	105,019

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

Loss from operations	(80,669)	(80,422)	(11,022)	(262,574)	(143,559)	(19,676)
Add: Share-based compensation expenses	31,938	26,402	3,619	88,692	74,818	10,255
Non-GAAP loss from operations	(48,731)	(54,020)	(7,403)	(173,882)	(68,741)	(9,421)

Net Loss	(86,240)	(83,478)	(11,441)	(271,993)	(148,212)	(20,314)
Add: Share-based compensation expenses, net of tax	31,938	26,402	3,619	88,692	74,818	10,255
Non-GAAP net Loss	(54,302)	(57,076)	(7,822)	(183,301)	(73,394)	(10,059)

Net Loss attributable to ordinary shareholders	(96,846)	(93,301)	(12,788)	(302,447)	(182,327)	(24,990)
Add: Share-based compensation expenses, net of tax	31,938	26,402	3,619	88,692	74,818	10,255
Non-GAAP net Loss attributable to ordinary shareholders	(64,908)	(66,899)	(9,169)	(213,755)	(107,509)	(14,735)

Loss per ADS(6): Basic and diluted	(1.16)	(1.10)	(0.16)	(3.64)	(2.16)	(0.30)
Add: Share-based compensation expenses per ADS(6), net of tax	0.38	0.32	0.04	1.06	0.88	0.12
Non-GAAP Loss per ADS(6)	(0.78)	(0.78)	(0.12)	(2.58)	(1.28)	(0.18)

(6) Every one ADSs represent two Class A ordinary shares.